UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Gaia, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

3268Q103

(CUSIP Number)

Michael Zimmerman
Prentice Capital Management, LP
100 West Putnam Avenue-Slagle House
Greenwich, CT 06830
(212) 756-8040

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	3268Q103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With	10.	Shared Dispositive Power:	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

Cusip No.	3268Q103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With	10.	Shared Dispositive Power:	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons on April 2, 2007 (the “Original Schedule 13D”), Amendment No.1 to the Original Schedule 13D filed on April 6, 2009 (“Amendment No. 1” ) and Amendment No. 2 to the Original Schedule 13D filed on June 8, 2012 (“Amendment No. 2” and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”), relating to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Gaia, Inc., a Colorado corporation (the “Company”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Unless the context otherwise requires, references herein to the "Shares" are to the Class A Common Stock of the Company.

Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Amendment No. 3 to the Schedule 13D, except to the extent of its pecuniary interest therein. Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Amendment No. 3 to the Schedule 13D, except to the extent of his pecuniary interest therein.

All capitalized terms used but not defined herein shall have the definitions assigned to them in the Schedule 13D. This Amendment No. 3 to the Schedule 13D amends the Schedule 13D as follows.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) – (c) of Item 5 of Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Prentice Capital Management may be deemed to beneficially own, in the aggregate, zero Shares, representing 0% of the Company's outstanding Class A Common Stock. Mr. Zimmerman may be deemed to beneficially own, in the aggregate, zero Shares representing 0% of the Company's outstanding Class A Common Stock.

(b) Prentice Capital Management and Michael Zimmerman have shared voting power with respect to zero Shares.

(c) In connection with the Company’s tender offer that expired on July 1, 2016 (the “Tender Offer”), (i) Prentice Consumer Partners, LP, an investment fund managed by Prentice Capital Management, sold 2,552,568 Shares to the Company at a per Share price of $7.75 and (ii)The Michael & Holly Zimmerman Family Foundation Inc. sold 11,705 Shares to the Company at a per Share price of $7.75. Prentice Consumer Partners, LP sold (i) 10,055 Shares on June 8, 2016 at a per Share price of $7.85 and (ii) 3,700 Shares on June 9, 2016 at a per Share price of $7.85. Except as set forth in the immediately preceding sentences, no other transactions in the Shares were effected during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Prentice Consumer Partners, LP and The Michael & Holly Zimmerman Family Foundation Inc. sold 2,552,568 and 11,705 Shares, respectively, to the Company at a per Share price of $7.75 in connection with the Tender Offer.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2016

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: CEO

/s/ Michael Zimmerman
Michael Zimmerman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).

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